SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Expiration of Tender Offer by Gol Finance for Any and All of its 8.875% Senior Notes due 2022

São Paulo, February 1, 2019 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or the “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announced today that the cash tender offer (the “Tender Offer”) by its subsidiary, Gol Finance (formerly Gol LuxCo S.A.) (“Gol Finance”), for any and all of its outstanding US$91,533,000 aggregate principal amount of 8.875% Senior Notes due 2022 (the “2022 Notes”) (144A CUSIP No. / ISIN 38045LAA8/US38045LAA89 and Reg S CUSIP No. / ISIN L4441PAA8/USL4441PAA86) expired at 5:00 p.m., New York City time, on January 31, 2019 (the “Expiration Time”). At the Expiration Time, valid tenders had been received with respect to approximately US$13,460,000 in aggregate principal amount of 2022 Notes (which excludes 2022 Notes subject to the guaranteed delivery procedures), representing approximately 15% of the 2022 Notes.

Richard Lark, Chief Financial Officer of GOL, said “The participation of noteholders representing approximately 15% of the 2022 Notes in the Tender Offer demonstrates that the market is very comfortable with the GOL credit and positive regarding the future developments of the Company.” Gol Finance expects to accept for payment on February 5, 2019 all 2022 Notes that were validly tendered (or with respect to which a properly completed and duly executed Notice of Guaranteed Delivery was delivered) at or prior to the Expiration Time.

Holders of 2022 Notes who validly tendered their 2022 Notes at or prior to the Expiration Time are eligible to receive US$1,010 per US$1,000 principal amount of 2022 Notes. In addition, accrued and unpaid interest from the last interest payment date to, but not including, the settlement date for the 2022 Notes will be paid in cash on all validly tendered and accepted 2022 Notes.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell the 2022 Notes or any other securities. Subject to applicable law, Gol Finance may postpone the acceptance for purchase of, and payment for, 2022 Notes that were validly tendered at or prior to the Expiration Time.

Disclaimer

This release may contain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the Tender Offer. Forward-looking information is subject to important risks and uncertainties that could significantly affect anticipated results, and, accordingly, results may differ from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, general economic, political and business conditions in Brazil, South America and the Caribbean, existing and future governmental regulations, including air traffic capacity controls, and management’s expectations and estimates concerning the company’s financial performance and financing plans and programs. Additional information concerning potential factors that could affect the company’s financial results is included in GOL’s Annual Report on Form 20-F for the year ended December 31, 2017 and its current reports filed with the United States Securities and Exchange Commission. Neither GOL nor Gol Finance is under any obligation to (and expressly disclaims any obligation to) update forward-looking statements as a result of new information, future events or otherwise, except as required by law.

1	GOL Linhas Aéreas Inteligentes S.A

Expiration of Tender Offer by Gol Finance for Any and All of its 8.875% Senior Notes due 2022

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 69 destinations in Brazil and South America, the Caribbean and the United States. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. Headquartered in São Paulo, GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 133 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.